Exhibit 1

                                               knowledge. judgement. EXPERIENCE.

W.P. STEWART
     & Co., Ltd.                                        PRESS RELEASE

Contact:  Fred Ryan
telephone: 441-295-8585

13 February, 2007
Hamilton, Bermuda

                 W.P. Stewart & Co., Ltd. Reports Net Income For
                        Fourth Quarter and Full Year 2006
                       of $11.6 Million and $37.5 Million

      Diluted earnings per share of $0.25 and $0.82 for the fourth quarter and full year respectively

         W.P. Stewart & Co., Ltd. today reported net income of $11.6 million, or $0.25 per share (diluted) and $0.25 per share (basic), for the fourth quarter ended 31 December 2006. This compares with net income in the fourth quarter of the prior year of $2.8 million, or $0.06 per share (diluted) and $0.06 per share (basic). Fourth quarter 2005 earnings included a non-recurring, non-cash charge of approximately $12.5 million ($0.27 per share, diluted) reflecting an impairment of customer-related intangible assets. Excluding this charge, fourth quarter 2005 net income was $15.2 million or $0.33 per share (diluted) and $0.33 per share (basic). For the full year ended 31 December 2006, net income was $37.5 million or $0.82 per share (diluted) and $0.82 per share (basic) compared to net income of $40.1 million or $0.87 per share (diluted) and $0.88 per share (basic) in 2005.

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823

      Fourth Quarter 2006 Highlights

      Cash earnings for the quarter ended 31 December 2006 were $14.5 million, or $0.32 per share, diluted, (net income of $11.6 million adjusted to include $2.9 million representing non-cash income consisting of unrealized gains and expenses consisting of non-cash compensation, depreciation, amortization and other non-cash charges on a tax effected basis). In the same quarter of the prior year, cash earnings were $18.0 million, or $0.39 per share, diluted, (net income of $2.8 million adjusted for the inclusion of $15.2 million representing expenses of non-cash compensation, depreciation, amortization and other non-cash charges, including certain non-recurring, non-cash charges, on a tax-effected basis).

      Results for the fourth quarter include performance fees of approximately $10.1 million ($6.7 million in 2005) of which approximately $9.7 million related to the performance, during 2006, of W.P. Stewart Holdings, our mutual fund listed on Euronext Amsterdam ($5.4 million in 2005). Performance fees on other accounts were approximately $0.4 million for 2006 ($1.3 million in 2005).

      Assets under management at 31 December 2006 were approximately $8.1 billion, compared to approximately $8.3 billion at the end of the prior quarter and approximately $9.5 billion at 31 December 2005.

      For the fourth quarter of 2006 there were 45,817,333 common shares outstanding on a weighted average diluted basis compared to 46,117,189 common shares outstanding for the fourth quarter of 2005 on the same weighted average diluted basis.

      Full Year Results

      For the full year ended 31 December 2006, net income was down 6.4%, compared to the prior year, to $37.5 million, or $0.82 per share (diluted) and $0.82 per share (basic), on revenues of $142.1 million. Net income for the full year ended 31 December 2005 was $40.1 million, or $0.87 per share (diluted) and $0.88 per share (basic), on revenues of $147.9 million.

      Cash earnings for the full year ended 31 December 2006 were $49.7 million, or $1.08 per share, diluted, (net income of $37.5 million adjusted to include $12.2 million, representing non-cash income consisting of unrealized gains and expenses, consisting of non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis). For the full year ended 31 December 2005, cash earnings were $63.4 million, or $1.38 per share, diluted, (net income of $40.1 million adjusted for the inclusion of $23.3 million, representing expenses of non-cash compensation, depreciation, amortization and other non-cash charges, including certain non-recurring, non-cash charges, on a tax-effected basis).

      For the full year ended 31 December 2006, there were 45,866,464 common shares outstanding on a weighted average diluted basis compared to 45,951,546 common shares outstanding for the same period in 2005 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the fourth quarter of 2006 was 6.9%, pre-fee, and 6.7%, post-fee, compared to 6.7% for the S&P 500. For the full year ended 31 December 2006, performance in the Composite was 9.0%, pre-fee, and 7.9%, post-fee compared to 15.8% for the S&P 500. In each of the three, five and ten-year periods, ended 31 December 2006, performance of the Composite has exceeded the performance of the S&P 500 on a pre-fee and a post-fee basis.

      Assets Under Management

      Assets under management (AUM) at year-end were approximately $8.1 billion, compared with approximately $8.3 billion at 30 September 2006, and approximately $9.5 billion reported at 31 December 2005.

      Total net flows of AUM for the quarter ended 31 December 2006 were approximately -$667 million, compared with total net flows of approximately -$232 million in the comparable quarter of 2005 and -$476 million in the third quarter of 2006. Total net flows of AUM for the year ended 31 December 2006 and 2005 were approximately -$1,890 million and approximately -$362 million, respectively.

      In the fourth quarter of 2006, net cash flows to existing accounts were approximately -$196 million, compared with net cash flows of +$17 million in the fourth quarter of 2005. Net cash flows to existing accounts were approximately -$576 million and approximately -$48 million for the full years ended 31 December 2006 and 2005, respectively.

      Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately -$471 million for the quarter, compared to approximately -$249 million for the same quarter of the prior year. Net new flows were approximately -$1,314 million and approximately -$314 million for the full years ended 31 December 2006 and 2005, respectively.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually, and currently our research analysts expect portfolio earnings growth to be within the historical range over the next few years.

      Revenues and Profitability

      Revenues were $39.7 million for the quarter ended 31 December 2006, down 12.6% from $45.5 million, for the same quarter of 2005. Revenues for the full years ended 31 December 2006 and 2005 were $142.1 million and $147.9 million, respectively.

      The average gross management fee, excluding performance fees, annualized, was 1.07% for the quarter ended 31 December 2006 and 1.11% for the year ended 31 December 2006, compared to 1.15% and 1.17% in each of the comparable periods of the prior year.

      Excluding performance fee based accounts, the average gross management fee was 1.21%, annualized, for the quarter ended 31 December 2006, and 1.24% for the full year 2006, compared to 1.26% and 1.27% in each of the comparable periods of the prior year.

      Total operating expenses were $26.0 million for the fourth quarter 2006, compared to $39.8 million in the same quarter of the prior year, a decrease of 34.8%. Total operating expenses were $98.6 million and $100.8 million for the full years ended 31 December 2006 and 2005, respectively. Total operating expenses in the fourth quarter and for the full year 2005 include a non-recurring, non-cash charge of $12.5 million.

      During 2005 and 2006 the Company issued restricted stock to various employees. The non-cash compensation expense related to these restricted stock grants was approximately $2.7 million for the fourth quarter of 2006 ($1.0 million for the fourth quarter of 2005) and approximately $7.9 million for the full-year ended 31 December 2006 ($3.3 million for the full year 2005). This non-cash compensation expense is included in "employee compensation and benefits".

      Pre-tax income, at $13.8 million, was 34.6% of gross revenues for the quarter ended 31 December 2006, compared to $5.6 million or 12.4% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $43.5 million (30.6 % of gross revenues) for the full year ended 31 December 2006, and $47.1 million (31.9% of gross revenues) for the full year ended 31 December 2005.

      The Company's provision for taxes for the quarter ended 31 December 2006 was $2.1 million versus $2.9 million in the comparable quarter of the prior year, and was $6.0 and $7.0 million for the years ended 31 December, 2006 and 2005, respectively.

      The tax rate was approximately 14% and 15% of income before taxes for the full years ended 31 December 2006 and 2005, respectively.

      Other Events

      The Company paid a dividend of $0.23 per common share on 31 January 2007 to shareholders of record as of 17 January 2007.

      Conference Call

      In conjunction with this fourth quarter 2006 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Tuesday, 13 February 2007. The conference call will commence promptly at 11:00am (EST) and will conclude at 11:45am (EST). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart 8325937".

      To listen to the live broadcast of the conference over the Internet, simply visit our website at http://www.wpstewart.com and click on the Investor Relations tab for a link to the web-cast.

      The teleconference will be available for replay from Tuesday, 13 February, 2007 at 12:00 noon (EST) through Wednesday, 14 February, 2007 at 5:00 p.m.
(EST).  To access the  replay,  please
dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 8325937.

      You will be able to access a replay of the Internet broadcast through Friday, 16 February, 2007, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                            For the Three Months Ended                                % Change From
                                       ---------------------------------------------    ------------------------------
                                       Dec. 31, 2006   Sept. 30, 2006  Dec. 31, 2005    Sept. 30, 2006   Dec. 31, 2005
                                       -------------   -------------   -------------    -------------    -------------
Revenue:
  Fees                                 $  31,874,280   $  22,952,366   $  34,339,458            38.87%           -7.18%
  Commissions                              5,686,392       3,745,090      10,087,334            51.84%          -43.63%
  Interest and other                       2,189,262         899,771       1,035,520           143.31%          111.42%
                                       -------------   -------------   -------------    -------------    -------------

                                          39,749,934      27,597,227      45,462,312            44.04%          -12.57%
                                       -------------   -------------   -------------    -------------    -------------

Expenses:
  Employee compensation and benefits      12,900,065      11,858,821      12,575,819             8.78%            2.58%
  Fees paid out                            2,003,373       1,998,151       2,973,947             0.26%          -32.64%
  Commissions, clearance and trading       1,159,174         617,937       2,103,729            87.59%          -44.90%
  Research and  administration             3,348,373       3,320,368       3,517,898             0.84%           -4.82%
  Marketing                                1,753,368       1,356,107       1,600,230            29.29%            9.57%
  Depreciation and amortization            1,727,325       1,620,681       2,051,310             6.58%          -15.79%
  Impairment of intangible asset                  --              --      12,452,978               --          -100.00%
  Other operating                          3,093,667       2,797,460       2,545,850            10.59%           21.52%
                                       -------------   -------------   -------------    -------------    -------------
                                          25,985,345      23,569,525      39,821,761            10.25%          -34.75%
                                       -------------   -------------   -------------    -------------    -------------

Income before taxes                       13,764,589       4,027,702       5,640,551           241.75%          144.03%

Provision for taxes                        2,138,009         490,831       2,868,987           335.59%          -25.48%
                                       -------------   -------------   -------------    -------------    -------------

Net income                             $  11,626,580   $   3,536,871   $   2,771,564           228.73%          319.50%
                                       =============   =============   =============    =============    =============

Earnings per share:

Basic earnings per share               $        0.25   $        0.08   $        0.06           212.50%          316.67%
                                       =============   =============   =============    =============    =============

Diluted earnings per share             $        0.25   $        0.08   $        0.06           212.50%          316.67%
                                       =============   =============   =============    =============    =============


W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                          For the Year Ended December 31,
                                       --------------------------------------
                                            2006           2005          %
                                       ------------   ------------   --------
Revenue:
  Fees                                 $107,802,462   $113,197,833      -4.77%
  Commissions                            29,608,834     31,889,805      -7.15%
  Interest and other                      4,719,382      2,767,217      70.55%
                                       ------------   ------------   --------

                                        142,130,678    147,854,855      -3.87%
                                       ------------   ------------   --------

Expenses:
  Employee compensation and benefits     43,725,858     34,152,799      28.03%
  Fees paid out                           8,126,112      9,058,834     -10.30%
  Performance fee charge                  2,625,642             --         --
  Commissions, clearance and trading      5,665,123      6,993,204     -18.99%
  Research and  administration           13,628,542     14,399,422      -5.35%
  Marketing                               6,309,491      5,540,294      13.88%
  Depreciation and amortization           6,572,545      8,206,220     -19.91%
  Impairment of intangible asset                 --     12,452,978    -100.00%
  Other operating                        11,971,467      9,959,838      20.20%
                                       ------------   ------------   --------
                                         98,624,780    100,763,589      -2.12%
                                       ------------   ------------   --------

Income before taxes                      43,505,898     47,091,266      -7.61%

Provision for taxes                       6,030,455      7,038,582     -14.32%
                                       ------------   ------------   --------

Net income                             $ 37,475,443   $ 40,052,684      -6.43%
                                       ============   ============   ========

Earnings per share:

Basic earnings per share               $       0.82   $       0.88      -6.82%
                                       ============   ============   ========

Diluted earnings per share             $       0.82   $       0.87      -5.75%
                                       ============   ============   ========

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                       (in millions)

                                                 For the Three Months Ended                     For the Year Ended
                                       -----------------------------------------------    ------------------------------
                                       Dec. 31, 2006    Sept. 30, 2006   Dec. 31, 2005    Dec. 31, 2006    Dec. 31, 2005
                                       -------------    -------------    -------------    -------------    -------------

Existing Accounts:
  Contributions                        $         183    $         100    $         260    $         780    $         988
  Withdrawals                                   (379)            (242)            (243)          (1,356)          (1,036)
                                       -------------    -------------    -------------    -------------    -------------
Net Flows of Existing Accounts                  (196)            (142)              17             (576)             (48)
                                       -------------    -------------    -------------    -------------    -------------
Publicly Available Funds:
  Contributions                                   18               17               85              147              256
  Withdrawals                                    (63)             (70)             (38)            (295)            (149)
Direct Accounts Opened                            34               27              114              145              312
Direct Accounts Closed                          (460)            (308)            (410)          (1,311)            (733)
                                       -------------    -------------    -------------    -------------    -------------
Net New Flows                                   (471)            (334)            (249)          (1,314)            (314)
                                       -------------    -------------    -------------    -------------    -------------

Net Flows of Assets Under Management   $        (667)   $        (476)   $        (232)   $      (1,890)   $        (362)
                                       =============    =============    =============    =============    =============

* The table above sets forth the total net flows of assets under management for the three months ended December 31, 2006, September 30, 2006 and December 31, 2005, respectively, and for the years ended December 31, 2006 and 2005, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.